

Mail Stop 7010

October 18, 2006

Via U.S. mail and facsimile

Mr. John F. Short
Chief Executive Officer
Opinion Research Corporation
600 College Road East, Suite 4100
Princeton, NJ 08540-6636

> **Re: Opinion Research Corporation**
> **Amendment No.1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 6, 2006**
> **File No. 001-14927**

Dear Mr. Short:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 5 from our letter dated September 27, 2006 and reissue this comment, as it does not appear that you provided the requested disclosure. In this regard, we note that you do not explain why the listed factors support the fairness determination.

2. We note your response to comment 6 from our letter dated September 27, 2006 that your board of directors was aware of and considered the differing interests of your officers and directors. Please discuss whether your board of directors determined that these matters favored or detracted from the advisability of the proposed merger.

3. We note your response to comment 8 from our letter dated September 27, 2006, including your statement that one of the reasons Janney did not consider the price paid in the 2005 transaction was the passage of time. Janney nevertheless conducted a selected transaction analysis that included transactions in the

business services industry announced in 2000 through 2006. Please disclose, in the filing, why Janney did not include the price that ORC paid to LLR in the 2005 transaction in any of its analyses.

4.   We note your response to comment 14 from our letter dated September 27, 2006 and we reissue this comment. In this regard, we note that it does not appear that you have revised the first and last sentences of the second paragraph in response to our comment.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David Gitlin
        Wolf, Block, Schorr and Solis-Cohen LLP
        1650 Arch Street
        Philadelphia, PA 19103